

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 20, 2016

Mr. Carlos José García Moreno Elizondo
Chief Financial Officer
América Móvil, S.A.B. de C.V.
Lago Zurich 245, Plaza Carso
Edificio Telcel, Piso 16
Colonia Ampliación Granada
Delegación Miguel Hidalgo
11529, México, D.F.

> **Re: América Móvil, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed May 1, 2015**
> **File No. 001-16269**

Dear Mr. Moreno:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications